SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA HOLDINGS S.A. COMPLIES WITH REQUIREMENTS OF SARBANES-OXLEY ACT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 07/05/2007	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO

PRESS RELEASE	CONTACT: Joseph Putaturo - Panamá Director-Investor Relations (507) 304-2677

COPA HOLDINGS S.A. COMPLIES WITH REQUIREMENTS OF SARBANES-OXLEY ACT

PANAMA, July 5, 2007 - Copa Holdings S.A. (NYSE: CPA) announces that it has successfully concluded all work required by Section 404 of the Sarbanes-Oxley Act (SOX) related to internal controls over financial reporting.

“Copa Holdings’ successful completion of its internal control evaluation process underscores our commitment to high ethical standards of corporate governance, ongoing transparency and the effectiveness of our financial controls and processes”, stated Mr. Victor Vial, Chief Financial Officer of Copa Holdings.S.A.

Created to protect shareholders of publicly-held companies against accounting fraud risks and improve the reliability of financial reporting, Section 404 of SOX requires companies to document and evaluate their internal controls over financial reporting. This includes maintenance of records to fairly reflect transactions and provide reasonable assurance regarding preparation of financial statements and prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Another requirement of Section 404 of SOX is that our independent auditors perform an audit of our internal controls over financial reporting; this audit has been carried out and has concluded that our internal controls over financial reporting were effective and that management's evaluation of the effectiveness of controls was fairly stated.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 11 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota, Cartagena, Cali and Medellin.

CPA-G